December 7, 2007

CONSENT OF R.H. RUSSELL, M.SC.

     Reference is made to the technical report dated March 18, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County, Nevada for Mill City International Corporation”, which we prepared for Mill City International Corporation (the “Technical Report”).

     We hereby consent to the written disclosure of the Technical Report and the inclusion of extracts therefrom or a summary thereof in Grandview Gold Inc.’s Annual Report on Form 20-F for the year ended May 31, 2007 (the “Annual Report”).

     We further agree to being named as an expert in the Annual Report.

R.H. Russell, M.Sc.

December 7, 2007
Date